

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2012

Via Email
Rex S. Schuette
Executive Vice President and Chief Financial Officer
United Community Banks, Inc.
125 Highway 515 East
Blairsville, GA 30512

> **Re: United Community Banks, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 10, 2011**
> **File No. 333-174420**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 8, 2011**
> **File No. 001-35095**

Dear Mr. Schuette:

We have reviewed your response letter dated January 18, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1/A filed August 10, 2011 and Form 10-Q for Fiscal Quarter Ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 44

1. We read your response to comment one in your letter dated January 18, 2012; however, it remains unclear how you concluded your internal controls over financial reporting (ICFR) were effective at December 31, 2010. We note you do not believe your restatement was the result of a material weakness; however, you decided to augment your ICFR to implement additional procedures designed to increase the level of review, evaluation and validation of your valuation of deferred tax assets. The changes you

describe appear to indicate a deficiency existed within your controls at December 31, 2010. Please explain the specific additional controls you implemented to increase the level of review, evaluation and validation of your valuation of deferred tax assets, and explain how you concluded that the lack of these specific controls in prior periods was not a material weakness in light of your need to restate your financial statements. Please provide a similar analysis supporting conclusions on your disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3872 with any other questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief

cc: James W. Stevens
         Kilpatrick Townsend & Stockton LLP